SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 20, 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 20, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: September 20, 2012

Eni Board of Directors

  Approval of 2012 interim dividend: euro 0.54 per share

Rome, September 20, 2012 - At the board meeting held today, Eni’s Board of Directors resolved to distribute to Shareholders an interim dividend for the fiscal year 2012 of euro 0.54 per share1, outstanding at the record date as of September 24, 2012, payable from September 27, 2012. The decision to distribute an interim dividend of euro 0.54 was announced to the market on August 1, 2012, when the Company published its second quarter results2.

Holders of ADRs will receive euro 1.08 per ADR, with each ADR listed on the New York Stock Exchange representing two Eni shares, outstanding at the record date as of September 26, 2012, payable on October 9, 20123.

Eni’s independent auditors have issued their report pursuant to Article 2433-bis, paragraph 5, of the Italian Civil Code.

The board’s resolution on the interim dividend was made on the basis of the half year separate accounts of the parent company Eni SpA at June 30, 2012, which were prepared in accordance with IFRS. In the first half of 2012 Eni SpA reported net profit of euro 2,119 million4.

_________________________

(1) As a result of the tax reform enacted on January 1, 2004, dividends are not entitled to a tax credit and, depending on the recipient’s fiscal status, either are subject to a withholding tax or are treated in part as taxable income.
(2) Pursuant to Article 83-terdecies of the Italian Legislative Decree No. 58 of February 24, 1998, the right to receive the interim dividend is determined with reference to the entries on the books of the intermediary – as set out in Article 83-quater, paragraph 3 of the Italian Legislative Decree No. 58 of February 24, 1998 – at the end of the accounting day of the September 26, 2012 (the so-called record date).
(3) On ADR payment date, The Bank of New York Mellon will pay the dividend less the entire amount of a withholding tax under Italian law to all Depository Trust Company Participants, representing payment of Eni SpA’s interim dividend.
(4) The accounting report of Eni SpA at June 30, 2012, the Report of the Board of Directors and the report of the External Auditors on the payment of the Interim Dividend are deposited at Eni SpA Registered Office in Rome, Piazzale Enrico Mattei, No. 1, pursuant to Article 2433-bis of the Italian Civil Code. Aforementioned documents may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free Number 800 940 924 for calls from Italy and 800 11 22 34 56, after dialing the International access code (+), for calls from outside Italy.

This result takes into account the outcome of an arbitration process, initiated by Gas Terra. This defined a price revision – with reference to the three years between 2003-2006 – for one out of two existing gas supply contracts between Eni and Gas Terra.

Based on the arbitration ruling – and notwithstanding pending negotiations for price reductions claimed by Eni on both contracts – Eni has reassessed the provision relating to the gas supplied by Gas Terra in subsequent reference and supply periods, from 2005 through 2012. Overall, the price adjustment regards the purchase of approximately 44 billion cubic meters in the period 2005 through to June 2012.

Net of the existing provisions, operating profit is impacted by an extraordinary pre-tax charge amounting to euro 690 million, in addition to interest expenses of euro 143 million. Considering the associated tax effect, with a euro 229 million reduction in tax charges, net profit reflects by an overall charge of euro 604 million. The same charges will be recognized in Eni’s consolidated accounts for the third quarter of 2012, scheduled to be announced on October 30, 2012.

Eni is considering possible legal actions to challenge the arbitration ruling. Furthermore, the adverse ruling nonetheless allows Eni to claim a price reduction for the gas volumes purchased in the periods subsequent to that settled by the ruling, for both of the contracts currently in place with Gas Terra.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com